UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 1-13661

S.Y. BANCORP, INC.
(Exact name of registrant as specified in its charter)

1040 East Main Street
Louisville, Kentucky 40206
(502) 582-2571
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

Common Stock, no par value
10.00% Cumulative Trust Preferred Securities and the guarantee with respect thereto
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                    [X]
Rule 12g-4(a)(2)                    [   ]
Rule 12h-3(b)(1)(i)                [X]
Rule 12h-3(b)(1)(ii)               [   ]
Rule 15d-6                             [   ]

Approximate number of holders of record as of the certification or notice date:   None

Pursuant to the requirements of the Securities Exchange Act of 1934, S.Y. Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 25, 2013	By:	/s/ Nancy B. Davis
Nancy B. Davis
Executive Vice President, Treasurer
and Chief Financial Officer